Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE CONTACT:	Yael Paz +972 99709 255 yaelp@optibase.com

KCSA CONTACTS:	Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, May 3, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the first quarter ended March 31, 2005.

        Revenues for the first quarter ended March 31, 2005 were $7 million compared with $6.6 million in the fourth quarter of 2004 and $4 million for the same period a year ago.

        Net loss for the quarter ended March 31, 2005, was $174,000, or $0.01 per basic and fully diluted share, compared with a net loss of $2.8 million or $0.22 per basic and fully diluted share for the fourth quarter of 2004 and with a net income of 1.7 million or $0.13 per basic and $0.12 per fully diluted share for the first quarter of 2004. Weighted average shares outstanding used in the calculation for the periods were approximately 13.2 million for the first quarter of 2005, 13.1 million for the fourth quarter of 2004 and approximately 13 and 14 million respectively for the first quarter of 2004.

        As of March 31, 2005, the Company had cash, cash equivalents and other financial investments, net, of $46.2 million, and shareholders’ equity of $47.3 million.

        Uzi Breier CEO of Optibase, said, “The first quarter of 2005 was important for Optibase on a number of levels. We are proud to have achieved sequential revenue growth. We expanded our geographic reach and enhanced our overall product offering, while making continued progress toward the growth of our IPTV business. We are encouraged to see that our IPTV platforms are also deployed by industries that value high quality streaming, such as the government and security markets, and are not limited to the Telco realm.

OPTIBASE REPORTS/2

        Optibase is entering the second quarter of 2005 well positioned for continued growth in the long-term. We added several new customers for our IPTV products in the first quarter, have a healthy backlog, and our Video Technologies business remains strong. We believe that Optibase currently has the right combination of technology, sophistication and market presence to achieve these goals and look forward to the challenges that lie ahead.”

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today, May 3, to discuss the first quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the period ended march 31, 2005

	Year Ended
	March 31 2005 $ Un Audited	March 31 2004 $ Un Audited

Revenues	7,037	4,019
Gross profit	3,849	2,234
Operating expenses:
Research and development, net	1,251	865
Selling, general and administrative	3,271	2,320
Restructuring charges	84
Total operating expenses	4,606	3,185
Operating loss	(757)	(951)
Other (expenses) income	(244)	1,065
Financial income, net	827	1,568
Net (loss) income	(174)	1,682
Other Comprehensive Income
Unrealized holding (losses) gains on available
for sale securities	(3,486)	(243)
Total comprehensive (loss) income	(3,660)	1,439
Net (loss) income per share:
Basic	$(0.01)	$0.13
Diluted	$(0.01)	$0.12
Number of shares used in computing
Earning per share
Basic	13,151	13,005
Diluted	13,151	14,002

Amount in thousands

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OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31 2005	December 31 2004
	Un Audited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	46,230	51,977
Trade receivables net of bad debts	3,379	3,277
Inventories	4,478	4,893
Other receivables and prepaid expenses	1,593	1,567
Total current assets	55,680	61,664
Other long term investments	2,394	2,366
Fixed assets, net	1,668	1,393
Other assets, net	40	60
Total assets	59,782	65,483
Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables	2,300	2,685
Accrued expenses and other liabilities	8,017	9,802
Total current liabilities	10,317	12,487
Accrued severance pay	2,165	2,169
Total shareholders' equity	47,300	50,827
Total liabilities and shareholders' equity	59,782	65,483
Amounts in thousands

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